Plenty of Runway Ahead



CONSOLIDATED TOMOKA

(NYSE MKT: CTO)

2nd Quarter 2015 Investor Presentation

Published: July 31, 2015

If we refer to “we,” “us,” “our,” or “the Company,” we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as ‘will,’ ‘anticipate,’ ‘assume,’ ‘believe,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘could,’ ‘should,’ ‘plan,’ ‘potential,’ ‘predict,’ ‘forecast,’ ‘project,’ or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system at http://www.sec.gov.

A Snapshot

As of June 30, 2015 (unless otherwise noted)

($ in millions except share data)

CTO: 2015 Share Performance [1]	3.4%
RMZ Index: 2015 Index Performance [1]	-6.2%
CTO: Stock Price (as of July 24, 2015)	$57.42
Equity Market Capitalization (as of July 24, 2015)	$344.2
Total Debt	$129.6
Other Liabilities	$45.0
Total Enterprise Value (Equity Market Cap as of July 24, 2015)	$473.8
Debt less Cash / Total Enterprise Value (Enterprise Value as of July 24, 2015)	20.7%
Annual Dividend / Yield (based on stock price as of July 24, 2015)	$0.08 / 0.14%

(1) Assuming the reinvestment of dividends

Conservative Leverage ● Positioned for Growth

A Snapshot

As of June 30, 2015 (unless otherwise noted)

Land & Subsurface	10,500+ acres (All in City of Daytona Beach, FL) 490,000± acres Subsurface Rights (2 operating wells with royalty income)

Income Properties	1.3 million Square Feet of Owned Real Estate [1]
	43 Single-Tenant and Multi-Tenant Income Properties:
	  − 35 Single-Tenant Income Properties (primarily NNN), 10 States
	  − 8 Multi-Tenant Income Properties, Florida [1]
	21 Billboards

Loan Investments	$24.0 million of Investments in 3 loans Two Mezzanine Loans and One B-Note
Golf	Semi-Private – LPGA International (in Daytona Beach, FL) 36 Holes of Championship Golf Managed by ClubCorp
Agriculture	Outsourced Operations Management to American Forest Management Agriculture Operations on majority of Land Holdings in Daytona Beach

(1) As of July 24, 2015

Asset Rich

CONSOLIDATED TOMOKA

Effecting Change & Unlocking Value (since YE 2011)
As of June 30, 2015 (unless otherwise noted)

- **Doing More with Less:** Corporate Actions
  - Reduced headcount 16% while increasing assets by 80%
- **Monetizing our Land:** Converting Land to Income
  - $13.2mm in land sales (131+ acres) vs $6.7mm (40 acres) 4 years prior
  - Under contract to sell ~1,900 acres of land, or >18% of our holdings, for nearly $82mm[1]
- **Growing & Improving:** Investments in Income
  - Invested approx. $140.9mm in 23 income properties (7 new states)[1]
  - Invested approx. $48.7mm in 6 commercial loans; $26.8mm repaid with 30.3% IRR [2]
  - Recycled approx. $36.4mm of capital by selling 10 non-core properties
- **Other Operations and Results:** Improving and Reducing Risk
  - Golf: Operating loss trimmed from loss of approx. $1.3mm in 2011 to $405k in 2014
  - Ag Ops: Operating loss of $527k in 2011 turned into operating income of $89k in 2014
  - Subsurface: Total of $5.2mm in incremental revenue in 2013 and 2014

New Leadership ● Delivering Results

CONSOLIDATED TOMOKA

(1) As of July 24, 2015
(2) Completed investments – Weighted Average for 3 loans paid-off

Strategy Focused on Shareholder Returns

As of June 30, 2015 (unless otherwise noted)

- Growing our Operating free cash flow
  - Free cash flow has increased approximately **83%** from 2013 to 2014

- Repurchasing Our Shares at Attractive Discount to our NAV estimate
  - Since 2012 repurchased over **56,000** shares at average price of **$39.84** per share

- Keeping Leverage Low and Fixing Debt Rates at Attractive Levels
  - Gross debt to total market cap approximately **28.2%**, net debt approximately **20.7%** [1]

- Exploring REIT Conversion Opportunity
  - Expanded shareholder base and tax efficient structure for growing income base

- Keeping G&A at Modest Levels and Headcount Low
  - **15** employees

Our Strategy, whenever possible, is to let others engage in the capital intensive development activities rather than us

CONSOLIDATED TOMOKA

(1) As of July 24, 2015

6

Delivering Shareholder Returns – YTD Q2 2015

Adjusted for dividends



Outperforming Peers & Indexes

Stock Performance (YE 2011 through 6/30/15)



CTO Total Return since 2012: 114.02%

CONSOLIDATED TOMOKA

Positive Trends

Annual Results for 2011 – 2014 and YTD Q2 2015

Total Revenues ($000's)



Basic Earnings Per Share



Operating Income ($000's)



Book Value Per Share



Increasing Free Cash Flow

($'s in millions)

	YTD Q2 2015	FY 2014	FY 2013
Income Properties	$7.1	$13.0	$11.5
Commercial Loan Investments	1.3	2.2	1.7
Real Estate Operations	1.3	8.6	2.3
Golf Operations	0.1	(0.4)	(0.4)
Agriculture and Other Income	(0.1)	0.1	0.1
Total Segment Income [1]	$9.7	$23.5	$15.2
Plus: Impact Fees/Mitigation Credits	0.4	0.7	0.2
Less: G&A (cash)	(2.9)	(5.0)	(4.5)
Less: Interest Expense (paid)	(1.5)	(2.1)	(1.6)
Less: Taxes (paid)	(0.6)	(3.0)	(1.6)
Free Cash Flow [2]	$5.1	$14.1	$7.7

(1) Revenues less direct cost of revenue by segment; excludes general and administrative expense, impairment charges, depreciation and amortization, and gain on disposition of assets for YTD Q2 2015, 2014 and 2013 of $6.1mm, $10.9mm, and $8.9, respectively
(2) Excludes golf and maintenance capex, which is estimated to be approximately $400,000 per year

CONSOLIDATED TOMOKA

Sources of Net Operating Cash Flows

as of June 30, 2015

($'s in millions)



Legend:
- Income Properties
- Commercial Loan Investments
- Subsurface Income
- Land Sales
- Impact Fees and Mitigation Credits
- Billboards
- Golf Operations
- Agriculture and Other Income

Only 4% of year-to-date Cash Flows
has come from Land Sales

CONSOLIDATED TOMOKA

11

Balance Sheet - Highlights

as of June 30, 2015

- Income Properties - (Historical Cost)[1] $192.5 million [1]

- Low Basis in Land Holdings   Average basis $3,700/acre

- Basis in Subsurface Interests $0

- Deferred Tax Liability -1031 Deferred Gains $40.1 million

- Shares Repurchased (in Treasury)   56,234 Shares

- Book Value per Share $21.89/outstanding share

(1) Excludes $25.1 million acquisition of 245 Riverside property in July 2015

CONSOLIDATED TOMOKA

Income Producing Investments



Geographic Exposure	(1)
Florida	53%
North Carolina	9%
Georgia	9%
Arizona	7%
California	6%
Texas	6%
Washington	4%
Colorado	3%
Maryland	2%
Illinois	1%

▽ Number of Income Property Investments (2)

● Location of Loan Investments

★ CTO Headquartered in Daytona Beach, FL

(1) % of total rent revenues as of June 30, 2015
(2) Number of Single-Tenant and Multi-Tenant Properties as of July 24, 2015

10 States ● Larger MSAs

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos

As of July 24, 2015





Big Lots & Container Store
Glendale, AZ

Lowe's
Katy (Houston), TX

Single Tenant Portfolio:
Average 3 mi. Population: 97,000
Average 3 mi. Household Income: $77,500

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos

As of July 24, 2015


Emerald Way
Giant
BIG LOTS!
PETSMART
Henderson Corner Rd
Scarlet Leaf Cir
THE HOME DEPOT
KOHL'S
BEST BUY
Mobil
Doxdam
MODELL'S
Michaels
Walmart
T.J.maxx
STAPLES
ALDI
TARGET
Severndale


CA Route 1
WHOLE FOODS
Ocean Avenue

Big Lots
Germantown, MD

Bank of America
Laguna Beach, CA

Single Tenant Portfolio:
Average 3 mi. Population: 97,000
Average 3 mi. Household Income: $77,500

CONSOLIDATED TOMOKA

Top Single Tenants by Rent

As of June 30, 2015

Tenant	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
CVS	DRUG STORE (1)	NR	6	7.7%	14.0%
LOWE'S	HOME IMPROVEMENT	A-	2	25.7%	13.0%
Walgreens	DRUG STORE	BBB	4	6.0%	12.0%
Hilton Grand Vacations	OFFICE	NR	1	14.0%	12.0%
Bank of America	BANK	A	9	8.2%	8.0%
WHOLE FOODS	GROCERY	BBB-	1	0.0%	6.0%
BIG LOTS!	DISCOUNT	BBB-	2	6.3%	6.0%
Harris Teeter	GROCERY	NR	1	4.7%	5.0%
The Container Store	SPECIALTY	NR	1	2.4%	5.0%

Tenant	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
RITE AID	DRUG STORE	B	1	1.8%	4.0%
DICK'S SPORTING GOODS	SPORTING GOODS	NR	1	5.1%	4.0%
AMERICAN SIGNATURE FURNITURE	SPECIALTY	NR	1	5.8%	4.0%
BEST BUY	ELECTRONIC	BB	1	3.3%	3.0%
BARNES & NOBLE BOOKSELLERS	SPECIALTY	NR	1	3.1%	3.0%
PNC	BANK	A	1	0.5%	2.0%
CHASE	BANK	A+	1	0.5%	2.0%
BUFFALO WILD WINGS GRILL & BAR	RESTAURANT	NR	1	0.7%	1.0%

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark

Approx. 56% of rent income from Investment Grade tenants

CONSOLIDATED TOMOKA

2015 Acquisitions

The Container Store (Glendale, AZ)

$8.6mm Investment



- Above mid-point of investment yield guidance
- 14.7 years remaining on lease
- 3-mi Pop. 106,525
- 3-mi Avg HHI $76,173
- 23,329 Square Feet
- 2015 New Construction
- Single-Tenant, Triple Net Lease
- Outparcel to Macerich's Arrowhead Mall

CONSOLIDATED TOMOKA

Core Investment

Upgrading the Portfolio









Recent DISPOSITIONS:

- Sold 2 vacant CVS stores in Florida in April 2015
- $6.4mm in sales proceeds
- 8.7 years remaining lease term
- Avg. 3-mi Pop. 24,629; 3-mi Avg. HHI $47,145

Recent ACQUISITION:

- $8.6mm investment located adjacent to Arrowhead Mall in Glendale, AZ
- Off-market transaction; closed May 2015
- National retailer
- 14.7 years remaining lease term w/escalations
- Avg. 3-mi Pop. 106,525 ; 3-mi Avg. HHI $76,173

CONSOLIDATED TOMOKA

2015 Acquisitions

245 Riverside (Jacksonville, FL)

$25.1mm Investment



- Class A Office property
- Above mid-point of investment yield guidance
- Investment basis ($185/sq ft) below replacement cost
- 5.4 years weighted average remaining on lease
- 99% Occupied
- 136,856 Square Feet
- Former St. Joe Headquarters built in 2003
- Multi-Tenant

Core Investment

CONSOLIDATED TOMOKA

2014 Acquisition

Whole Foods Market Centre (Sarasota, FL)

$19.1mm Investment





- At low end of investment yield guidance
- 7.1 years weighted average remaining on leases
- 59,341 Square Feet - 95% Occupied
- 3-mi Pop. 68,157
- 3-mi Avg HHI $63,561
- 36,000 square feet (or 61% of property) leased to free standing Whole Foods Market
    - BBB- Credit
    - 9 yrs remaining on lease
- 23,000 square feet of ground floor retail
- 455 space parking garage

Core Investment

2014 Acquisition

Lowe's (Katy, TX)

$14.7mm Investment



- Lower end of investment yield guidance
- 12.8 years remaining on lease
- A- Credit
- 3-mi Pop. 97,925
- 3-mi Avg HHI $98,939
- 131,644 Square Feet

CONSOLIDATED TOMOKA

Core Investment

2013 Acquisition

Big Lots (Germantown, MD)

$5.0mm Investment


BIG LOTS!
Emerald Way
Giant
BIG LOTS!
PETSMART
Henderson Corner Rd
Scarlet Leaf Cir
THE HOME DEPOT
KOHL'S
Mobil
BEST BUY
PEPBOYS AUTO
MODELL'S SPORTING GOODS
Michaels
Walmart
TARGET
TJ-maxx
STAPLES
ALDI
Severndale

- Mid-point of investment guidance
- 9 years remaining on lease
- BBB- Credit
- 3-mi Pop. 90,931
- 3-mi Avg HHI $105,968
- 25,589 Square Feet
- Low basis
- Below market rent rate

Core Investment

Self-Developed Properties: weighted average occupancy 91%

as of June 30, 2015

Concierge Office



- 2 Story Office
- Approx. 22,000 square feet
- 100% leased
- Major Tenants

  Merrill Lynch

  KB Homes

Mason Commerce Center



- 2 Properties – Flex Office
- Approx. 31,000 square feet
- 100% leased
- Major Tenants

  State of Florida

Williamson Business Park



- 2 Properties – Flex Office
- Approx. 31,000 square feet
- 75% leased
- Major Tenants

  Teledyne Oil & Gas

  Lamar Outdoor

Developing Our Land Where Appropriate

CONSOLIDATED TOMOKA

23

Where does the Stock Market Value our Land?

As of June 30, 2015 (unless otherwise noted)

Shares	5,994,232
Share Price (as of July 24, 2015)	$57.42
Market Capitalization (as of July 24, 2015)	**344,188,801**
Long-Term Debt (at Face Value) [1]	135,400,000
Deferred Income Taxes (Net)	**35,515,496**
Other Liabilities	(9,483,406)
Less: Basis in Income Properties, Golf, Loan Investments & Other Assets [2]	(278,224,895)
Less: Cash & Restricted Cash [2]	(8,067,815)
Implied Land Value (as of July 24, 2015)	**$219,328,181**
Approximate Acres	10,500
Implied Land Value/Acre (as of July 24, 2015)	**$20,888**

(1) Convertible Debt Presented at full face value of $75 million

(2) Reflects $25.1 million acquisition of income property subsequent to June 30, 2015

A 5% increase in Actual Market Value per Acre vs the Implied Land Value per Acre would = an Appreciation in CTO Share Price of approx. $1.83/Share

Elimination of Deferred Tax Liability for 1031 Gains would reduce Implied Land Value to less than $18,000/acre

CONSOLIDATED TOMOKA

Harvesting Value: Completed Land Transactions

MEDICAL OFFICE	**Sold** 3.02 acres $167k/ac | June 2015
VICTOR INDIGO LAKES LLC	**Sold** 20.96 acres $30k/ac | October 2014
DISTRIBUTION CENTER	**Sold** 75.60 acres $103k/ac | August 2014
 HALIFAX HUMANE SOCIETY	**Sold** 3.06 acres $128k/ac | February 2014
Intracoastal Bank	**Sold** 2.02 acres $317k/ac | December 2013
RaceTrac	**Sold** 3.41 acres $382k/ac | December 2013
CARmax	**Sold** 6.23 acres $168.5k/ac | December 2013
INDUSTRIAL BUYER	**Sold** 16.60 acres $37k/ac | June 2012

Sold 131.8 Acres ● Average Gross Price $100k/acre

CONSOLIDATED TOMOKA

Harvesting Value: Potential Land Transactions

WEST OF I-95

Potential Transaction 1

Buyer: Minto Communities

Approx. 1,600 acres

Potential Transaction 2

Approx. 17 +/- acres

EAST OF I-95

Potential Transaction 3

Approx. 74 +/- acres

Potential Transaction 4

Buyer: Sam's Club

Approx. 18 +/- acres

Potential Transaction 5

Buyer: Tanger Outlets

Approx. 39 +/- acres

Potential Transaction 6

Buyer: North American

Approx. 170 +/- acres

Potential Transaction 7

Approx. 14 +/- acres



Total Potential Sales of approx. $82 million on nearly 1,900 Acres

There can be no assurances regarding the likelihood or timing of these potential transactions or, if any occur, the final terms including sales price

CONSOLIDATED TOMOKA

26

Potential Land Sale – Minto Communities



- Approximately 1,600 Acre Parcel
- Age-Restricted Planned Residential Community
- Across from LPGA International Golf Club
- > 3,000 single-family homes
- Golf-cart friendly lifestyle
- Resort-style town center with
  - clubhouse, restaurants, and recreational and fitness facilities
- Projected 300+ homes developed per year



95
40
WILLIAMSON BLVD
MINTO
UNDER CONTRACT

There can be no assurances regarding the likelihood or timing of this potential transaction, or if it occurs, the final terms including sales price

CONSOLIDATED TOMOKA
27

Tomoka Town Center


WILLIAMSON BOULEVARD
LPGA
CORNERSTONE
MASON/WILLIAMSON BUSINESS CENTER
OCEAN DESIGN
DAYTONA BUDWEISER
CENTER POINT
MASON AVENUE
DISTRIBUTION CENTER
Tanger Outlets
INTERSTATE HIGHWAY 95
18 +/- Acres
39 +/- Acres

Approximately 230 Acres

CONSOLIDATED TOMOKA
28

Land Sale – Distribution Center (630,000 sq ft refrigerated facility)
76.5 Acres Sold in 2014

Q3 2014

Q2 2015




Stock Cars Aren't the Only Things that Move Fast in Daytona

CONSOLIDATED TOMOKA

Commercial Loan Investments
As of June 30, 2015

$24 million invested







➢ ***DFW Hyatt***

- Dallas, Texas
- $10mm Mezzanine Loan
- Rate: LIBOR + 725
- Maturity: Sept. 2016

➢ ***Southgate Mall***

- Sarasota, Florida
- $9.0mm B-Note
- Rate: LIBOR + 750
- Maturity: June 2016

➢ ***The Glenn Hotel***

- Atlanta, Georgia
- $5mm Mezzanine Loan
- Rate: 12% fixed
- Maturity: Feb 2019

Fundamental Investment ● Opportunistic Yields

CONSOLIDATED TOMOKA

Commercial Loan Investments

As of June 30, 2015

Completed Loan Investment	Location	Loan Amount ($'s in millions)	Term [2] (Years)	IRR
Mortgage Loan – Glenn Hotel	Atlanta, GA	[1] $17.5	0.4	39.39%
Construction Loan – Container Store	Glendale, AZ	$6.2	1.1	7.81%
Mortgage Loan - Plantation Oaks	Ormond Beach, FL	$1.0	0.6	9.61%
Total Investment/Weighted Average		$24.7	0.6	30.31%

(1) Reflects CTO's investment versus principal loan amount of $19.5 million received at pay-off
(2) Term reflects length of investment

Strong Risk-Adjusted Yields

CONSOLIDATED TOMOKA



Subsurface Interests

Approximately 95% of total subsurface acres

Remaining 5% of total subsurface acres

✓ Counties with active or historic oil/gas production (1)

Average success rate for wells drilled in Florida between 1995-2008 was 77% [1]

- CTO Earned Approx. $7.9mm in Past 3 years from Subsurface
- Basis in Subsurface Interests = $0
- Cap Ex requirements $0
- Significant surface release opportunities

Royalties from 2 Operating Wells

YTD Q2 2015	$	49,000
FY 2014	$	198,000
FY 2013	$	268,000

Revenue from Exploration Lease

YTD Q2 2015	$	925,000
FY 2014	$	3,502,000
FY 2013	$	2,568,000

CONSOLIDATED TOMOKA

(1) Source: April 2008 Report by US Department of the Interior

Liquidity and Leverage
as of June 30, 2015

Liquidity Position
(excluding restricted cash)
($ in 000's)



- Available Credit Capacity
- Cash Balance (excludes restricted cash)

Leverage Position
($ in millions)

- 100% of Debt at Fixed rate as of June 30, 2015
- $0 Drawn on $75 million Credit Facility
- Average Maturity 8.4 years

	Borrowing Base Capacity [A]	Amount Outstanding [B]	Rate	Maturity in Years
Credit Facility	$ 57.2	$ -	- [C]	3.1
Convertible Notes	-	75.0	4.50%	4.7
CMBS Loan	-	30.0	4.33%	19.3
CMBS Loan	-	23.1	3.67%	7.8
CMBS Loan	-	7.3	3.66%	2.7
Total	$ 57.2	$ 135.4	4.28%	8.4

(1) Available Credit Capacity based on borrowing base - Total Commitment $75 million

(A) Total Commitment of Credit Facility = $75 million
(B) Amount outstanding is gross amount of the Convertible Notes
(C) 30-Day LIBOR plus 135-225 bps

CONSOLIDATED TOMOKA

2015 Guidance (updated as of 7/21/15)

	Guidance	YTD Q2 2015
Earnings per share (on a fully diluted basis)	$1.45 - $1.70/ share	$0.10/share
Acquisition of Income-Producing Assets	$70mm - $90mm	$33.7mm [1]
Target Investment Yields (Initial Yield – Unlevered)	6% - 8%	
Disposition of Non-Core Income Properties	$7mm - $15mm	$6.4mm
Target Disposition Yields	7.5% - 10.0%	
Land Transactions (sales value)	$10mm - $17.5mm	$0.75mm
Leverage Target (as % of Total Enterprise Value)	< 40%	

(1) As of July 24, 2015

CONSOLIDATED TOMOKA

There can be no assurances regarding the likelihood or timing of potential land transactions or, if any occur, the final terms including sales price

Shareholder Friendly

- Share repurchases: approx. 56,200 shares since 2012 ($2.2 million)
- Board of Directors reduced to 7 in 2014 from 11 in 2011
- Increased dividend since 2011 – from $0.04 to $0.08 per share (annualized)
- Annual election of Directors (eliminated staggered elections)
- Implemented claw-back provision for equity incentive plan
- Implemented say on pay/ Director stock ownership requirements
- Discontinued executive perks
  - Terminated defined benefit pension plan & deferred compensation plan
  - Eliminated car allowance and club membership
- Executive compensation heavily weighted to share price performance
- No poison pill

Share Repurchase Program – Activity since 2012

■ Total Authorized Share Repurchase Program   **$8.0 million**

Year	Shares Repurchased	Investment	Average Price/Share
2012	14,634	$453,654	$31.00
2014	25,836	$927,913	$35.92
2015	15,764	$858,695	$54.47
Totals/ Average	56,234	$2,240,262	$39.84

■ Total Authorized Share Repurchase Remaining   **$5.7 million** (1)

(1) Including 4,660 Shares Repurchased prior to 2012

CONSOLIDATED
TOMOKA

Why Consider being a REIT?

- ■ Tax Efficient Structure

- ■ Converting Land into Income Properties – Increasing Taxable Income

- ■ Benefits from Expanded Shareholder base

  - − Dedicated REIT Investors

  - − REIT Index and ETF Investors, etc.

- ■ Potential to Eliminate Deferred Tax Liability for 1031 Exchanges

- ■ Potential Timing – Earliest Estimated Date of January 1, 2017

CONSOLIDATED
TOMOKA

Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Daniel E. Smith Senior Vice President – General Counsel and Corporate Secretary	• Goldman Sachs Realty Management • Crescent Real Estate Equities • Hughes & Luce LLP (now part of K&L Gates)	2014
Steven R. Greathouse Senior Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
E. Scott Bullock Vice President of Real Estate	• International Speedway Corporation • Crescent Resources (Duke Energy) • Pritzker Realty Group • Disney Development Company (Walt Disney Co.)	2015

CONSOLIDATED TOMOKA

14 Full-Time Employees

Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

CONSOLIDATED TOMOKA

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
web: www.ctlc.com
NYSE MKT: CTO

For additional information, please see our most recent Annual Report on
Form 10-K, copies of which may be obtained by writing the corporate secretary
at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

CONSOLIDATED
TOMOKA

Appendix

CONSOLIDATED TOMOKA

Well-Positioned Land

Well-Positioned Land



Well-Positioned Land



72 acres

CONSOLIDATED TOMOKA